Fitch Ratings maintains Ecopetrol's credit rating at BB+ and changes its outlook from stable to negative

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Fitch Ratings maintains Ecopetrol's credit rating at BB+ and changes its outlook from stable to negative

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that Fitch Ratings ("Fitch"), the credit agency, modified the outlook of Ecopetrol's credit rating from stable to negative, as a result of the review in the outlook of Colombia's credit rating (on March 6, 2025), also from stable to negative.

Fitch mentioned that the company's relationship to the rating of the sovereign reflects its strong link with the credit profile of the Republic of Colombia. The rating also reflects the significant incentive of the Colombian government to support Ecopetrol in the event of financial distress, given the company's strategic importance to the country as owner of 100% of the country's refining capacity and responsible for more than 60% of the country's hydrocarbon production.

The report issued by Fitch on March 14, 2025, announcing the change in the rating outlook is attached to this communication.

Bogota D.C., March 14, 2025

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA's shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets
Carolina Tovar Aragón
Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)
Marcela Ulloa
Email: marcela.ulloa@ecopetrol.com.co

FitchRatings

RATING ACTION COMMENTARY

Fitch Revises Outlooks on Colombian Corporates to Negative After Sovereign Outlook Change

Fri 14 Mar, 2025 - 4:56 p. m. ET

Fitch Ratings - Chicago/Bogota - 14 Mar 2025: Fitch Ratings has revised the Outlooks on Colombian Corporates' Foreign Currency (FC) and Local Currency (LC) Issuer Default Ratings (IDR) to Negative. The action followed the recent revision of Colombia's sovereign outlook to Negative.

Please refer to the bottom of this press release for a complete list of all rating actions.

KEY RATING DRIVERS

Fitch affirmed Ecopetrol S.A.'s Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at 'BB+' and revised the Outlook to Negative from Stable, reflecting the change in the Rating Outlook of Republic of Colombia's IDR (BB+/Negative).

The strong linkage to the sovereign reflects Colombia's credit profile. The ratings also reflect the Colombian government's significant incentive to support Ecopetrol in the event of financial distress. This support stems from Ecopetrol's strategic importance as a key liquid fuel supplier in Colombia and owner of 100% of the country's refining capacity.

Fitch affirmed Interconexion Electrica S.A. E.S.P.'s (ISA) Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at 'BBB' and revised the Outlook to Negative from Stable, in line with Ecopetrol. ISA's credit profile matches its 'BBB' rating and is not limited by the credit profile of its controlling owner, Ecopetrol. According to Fitch's "Parent and Subsidiary Linkage Rating Criteria," because Ecopetrol owns more than 51% of ISA, linkage should be considered in the assessment. The presence of regulatory ring-fencing mechanisms, material minority shareholders and a track record of strong governance practices prevent Ecopetrol's capacity to extract value from its stronger subsidiary.

Fitch views ISA's funding and cash management policies as highly autonomous from Ecopetrol, expects ISA to maintain its independency, positively reflected in the ratings. Consequently, ISA's ratings result from a 'consolidate plus two' approach to an IDR of 'BBB'. Any changes in ISA's corporate governance, business, or financial strategy, may exert downward pressure on the company, particularly in the event of a structural increase in its dividend payout ratio.

Fitch affirmed Oleoducto Central S.A. (OCENSA)'s Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at 'BB+' and revised the Outlook to Negative from Stable, in line with Ecopetrol. OCENSA's ratings reflect its linkage with Ecopetrol's credit profile, the largest crude oil producer in Colombia and OCENSA's main off-taker. OCENSA's operations are integral to Ecopetrol's core business due to operational synergies. Ecopetrol relies heavily on OCENSA's infrastructure to transport crude oil from production fields to refineries and export terminals. Fitch considers OCENSA strategically important for Ecopetrol because it transported 82% of Ecopetrol's crude oil production in 2Q24.

Fitch affirmed A.I. Candelaria (Spain), S.A.'s Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at 'BB' and revised the Outlook to Negative from Stable, in line with OCENSA. A.I. Candelaria's outstanding notes will remain structurally subordinated to OCENSA's outstanding USD400 million notes. As the holding company, A.I. Candelaria depends on dividends from OCENSA to service its obligations. Therefore, a substantial leverage increase at OCENSA could increase the structural subordination of A.I. Candelaria's creditors.

This risk is mitigated by OCENSA's record of stable dividend distributions and A.I. Candelaria's right to veto changes to OCENSA's dividend policy and capex plans above USD100 million. Fitch believes the projected dividend stream will be more than sufficient to cover interest expense and principal payments on A.I. Candelaria's outstanding notes.

Fitch affirmed Grupo Energia Bogota S.A. E.S.P. (GEB)'s Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at 'BBB' and revised the Outlook to Negative from Stable, reflecting the change to the Rating Outlook of the IDR of Bogota (BB+/Negative). Fitch assesses GEB's Standalone Credit Profile (SCP) at 'bbb'. GEB operates independently and autonomously, positively affecting its ratings.

Fitch believes regulatory ring-fencing mechanisms, material minority shareholders, and strong governance practices reduce the parent's capacity to extract value from its stronger subsidiary. Under Fitch's "Parent-Subsidiary Rating Criteria," these factors lead Fitch to rate GEB two notches above Bogota's consolidated profile.

Fitch affirmed Transportadora de Gas Internacional S.A. ESP (TGI)'s Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at 'BBB' and revised the Outlook to Negative from Stable, in line with GEB. Fitch caps TGI's SCP at Colombia's 'BBB-' country ceiling, as 100% of the company's 2024 EBITDA was generated in Colombia.

TGI's ratings receive a one-notch uplift considering GEB's medium-to-high operational and strategic incentives to support TGI, equalizing their ratings, per Fitch's Parent-Subsidiary Linkage Criteria. These incentives reflect GEB's nearly 100% ownership of TGI and the substantial financial contribution to GEB of approximately 45% of GEB's operating EBITDA. Fitch also expects investment in Colombia and midstream businesses, such as TGI's, to remain a strategic focus for GEB's future growth.

Fitch affirmed Empresas Publicas de Medellin E.S.P. (EPM)'s Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at 'BB+' and revised the Outlook to Negative from Stable, reflecting the change to the Rating Outlook of Medellin's IDR (BB+/Negative). The linkage reflects the financial relevance of the company to Medellin, lack of effective documentation that limits dividend distribution, and the city's influence on the company's administration and operations. EPM's distributions contribute an average 20% or more of government revenues and a material 20%-30% of the city's investment budget.

Fitch affirmed Enel Colombia S.A. E.S.P.'s Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at 'BBB' and revised the Outlook to Negative from Stable, reflecting the change to the Rating Outlook of the Republic of Colombia's IDR. The company is headquartered in Colombia (BB+/Negative), and its operation in this country represented approximately 90% of its consolidate EBITDA accumulated for the LTM ended September 2024.

Fitch caps Enel Colombia's SCP at Colombia's 'bbb-', given the substantial cash flow generation from the country. Cash flows from the operations in Panama (BB+/Stable), Guatemala (BB/Positive) and Costa Rica (BB/Positive), exceed the company's hard currency debt service coverage for the next 12 months by more than 1.5x.

N/A

RATING SENSITIVITIES

Factors That Could, Individually or Collectively, Lead to Positive Rating Action/Upgrade

--Please refer to each issuer's most recent Rating Action Commentary at www.fitchratings.com for developments that could result in a positive rating action.

Factors That Could, Individually or Collectively, Lead to Negative Rating Action/Downgrade

--Please refer to each issuer's most recent Rating Action Commentary at www.fitchratings.com for developments that could result in a negative rating action.

REFERENCES FOR SUBSTANTIALLY MATERIAL SOURCE CITED AS KEY DRIVER OF RATING

The principal sources of information used in the analysis are described in the Applicable Criteria.

MACROECONOMIC ASSUMPTIONS AND SECTOR FORECASTS

Click here to access Fitch's latest quarterly Global Corporates Macro and Sector Forecasts data file which aggregates key data points used in our credit analysis. Fitch's macroeconomic forecasts, commodity price assumptions, default rate forecasts, sector key performance indicators and sector-level forecasts are among the data items included.

ESG CONSIDERATIONS

Ecopetrol S.A. has an ESG Relevance Score of '4' for Management Strategy due to reduced visibility on the execution of its growth strategy, which has a negative impact on the credit profile, and is relevant to the rating[s] in conjunction with other factors.

Ecopetrol S.A. has an ESG Relevance Score of '4' for Exposure to Social Impacts due to multiple attacks on its pipelines, which has a negative impact on the credit profile, and is relevant to the rating[s] in conjunction with other factors.

Empresas Publicas de Medellin E.S.P. (EPM) has an ESG Relevance Score of '4' for Governance Structure due to its majority government ownership and the inherent governance risk that arises with a dominant state shareholder, which has a negative impact on the credit profile, and is relevant to the rating[s] in conjunction with other factors.

The highest level of ESG credit relevance is a score of '3', unless otherwise disclosed in this section. A score of '3' means ESG issues are credit-neutral or have only a minimal credit impact on the entity, either due to their nature or the way in which they are being managed

by the entity. Fitch's ESG Relevance Scores are not inputs in the rating process; they are an observation on the relevance and materiality of ESG factors in the rating decision. For more information on Fitch's ESG Relevance Scores, visit https://www.fitchratings.com/topics/esg/products#esg-relevance-scores.

RATING ACTIONS

ENTITY / DEBT	RATING			PRIOR
Interconexion Electrica S.A. E.S.P.	LT IDR	BBB	Affirmed	BBB
	LC LT IDR	BBB	Affirmed	BBB
senior unsecured	LT	BBB	Affirmed	BBB
Ecopetrol S.A.	LT IDR	BB+	Affirmed	BB+
	LC LT IDR	BB+	Affirmed	BB+
senior unsecured	LT	BB+	Affirmed	BB+
Empresas Publicas de Medellin E.S.P. (EPM)	LT IDR	BB+	Affirmed	BB+
	LC LT IDR	BB+	Affirmed	BB+
senior unsecured	LT	BB+	Affirmed	BB+

Oleoducto Central S.A. (OCENSA)	LT IDR	BB+	Affirmed	BB+

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The rated entity (and/or its agents) or, in the case of structured finance, one or more of the transaction parties participated in the rating process except that the following issuer(s), if any, did not participate in the rating process, or provide additional information, beyond the issuer's available public disclosure.

APPLICABLE CRITERIA

Parent and Subsidiary Linkage Rating Criteria (pub. 16 Jun 2023)

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Corporate Rating Criteria (pub. 06 Dec 2024) (including rating assumption sensitivity)

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ENDORSEMENT STATUS

A.I. Candelaria (Spain), S.A.	EU Endorsed, UK Endorsed
Ecopetrol S.A.	EU Endorsed, UK Endorsed
Empresas Publicas de Medellin E.S.P. (EPM)	EU Endorsed, UK Endorsed
Enel Colombia S.A. E.S.P.	EU Endorsed, UK Endorsed
Grupo Energia Bogota S.A. E.S.P. (GEB)	EU Endorsed, UK Endorsed
Interconexion Electrica S.A. E.S.P.	EU Endorsed, UK Endorsed
Oleoducto Central S.A. (OCENSA)	EU Endorsed, UK Endorsed
Transportadora de Gas Internacional S.A. ESP (TGI)	EU Endorsed, UK Endorsed

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